Exhibit 21.1

Kraton Performance Polymers, Inc.

List of Significant Subsidiaries as of December 31, 2011 (1)

Jurisdiction of Organization

KRATON Polymers LLC	Delaware

KRATON Polymers U.S. LLC	Delaware

KRATON Polymers Holdings B.V.	The Netherlands

KRATON Polymers GmbH	Germany

KRATON Polymers Nederland B.V.	The Netherlands

K.P. Global Holdings C.V.	Netherlands Antilles

(1)	Listing includes only doing business names and does not include trade names.